SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

Mercer International Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

8.5% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2010
(Title of Class of Securities)
U58839AA6, 588056AG6 and 588056AF8
(CUSIP Numbers of Class of Securities)

David M. Gandossi
Mercer International Inc.
650 West Georgia Street
Suite 2840
Vancouver, British Columbia, Canada V6B 4N8
(604) 684-1099

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copies to:

H.S. Sangra, Esq. Sangra Moller LLP 1000 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia, Canada V6C 3L2 (604) 662-8808	David R. Wilson, Esq. Davis Wright Tremaine LLP Suite 2200, 1201 Third Avenue Seattle, Washington 98101-3045 (206) 757-8274

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$67,255,000	$3,752.83

*	The transaction valuation is estimated solely for the purposes of calculating the Filing Fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934 as amended (“Rule 0-11”). The transaction valuation estimate assumes the exchange of $67,255,000 principal amount of the outstanding 8.5% Convertible Senior Subordinated Notes due 2010 of Mercer International Inc.

**	The amount of Filing Fee is calculated in accordance with Rule 0-11 by multiplying the Transaction Valuation by ..00005580 or $55.80 for each $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,752.83 Form or Registration No.: Schedule TO Filing Party: Mercer International Inc. Date Filed: July 13, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

INTRODUCTORY STATEMENT
     This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on July 13, 2009, by Mercer International Inc., a Washington corporation (“Mercer”), pursuant to Section 13(e)-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with Mercer’s offer (the “Exchange Offer”) to exchange, for each $1,000 principal amount of Mercer’s 8.5% Convertible Senior Subordinated Notes due 2010 (the “Old Convertible Notes”): (i) 129 shares of Mercer’s common stock, par value $1.00 per share; (ii) a premium of $200 in principal amount of Mercer’s new 3% Convertible Senior Subordinated Notes due 2012; and (iii) accrued and unpaid interest to, but excluding, the settlement date of the Exchange Offer (the “Settlement Date”), on the terms and subject to the conditions set forth in the Offering Circular dated July 13, 2009, filed as exhibit (a)(1)(i) to the Schedule TO and the related Letter of Transmittal, filed as exhibit (a)(1)(ii) to the Schedule TO.
EXTENSION OF EXCHANGE OFFER
     On August 11, 2009, Mercer issued a press release announcing that it is extending the expiration date of the Exchange Offer (“Expiration Date”) from 5:00 p.m., New York City time, on August 11, 2009 to 5:00 p.m., New York City time, on August 25, 2009. Throughout the Schedule TO and all exhibits thereto, all references to the Expiration Date are hereby amended to extend the Expiration Date to 5:00 p.m., New York City time, on August 25, 2009. Additionally all references to the Settlement Date, which was originally scheduled to be August 13, 2009, are hereby amended to be August 27, 2009.
     Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein.

Item 12.	Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:
(a)(5)(ii)	Press Release, dated August 11, 2009 (incorporated herein by reference to Exhibit 99.1 to Mercer’s Current Report on Form 8-K dated August 11, 2009).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

MERCER INTERNATIONAL INC.
By:	/s/ David M. Gandossi
	Name:	David M. Gandossi
	Title:	Secretary, Executive Vice President and Chief Financial Officer

Date:  August 11, 2009

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i) *	Offering Circular, dated July 13, 2009.

(a)(1)(ii) *	Form of Letter of Transmittal.

(a)(1)(iii) *	Form of Letter to DTC Participants.

(a)(1)(iv) *	Form of Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees.

(a)(5)(i) *	Press Release, dated July 13, 2009 (incorporated herein by reference to Exhibit 99.1 to Mercer’s Current Report on Form 8-K dated July 13, 2009).

(a)(5)(ii)	Press Release, dated August 11, 2009 (incorporated herein by reference to Exhibit 99.1 to Mercer’s Current Report on Form 8-K dated August 11, 2009).

(b)	Not applicable.

(d)	(i) Indenture dated as of October 10, 2003 between Mercer and Wells Fargo Bank, N.A., as trustee (incorporated by reference from Mercer’s Current Report on Form 8-K dated October 15, 2003).

(d)	(ii) First Supplemental Indenture dated as of March 1, 2006 to Indenture dated as of October 10, 2003 between Mercer and Wells Fargo Bank, N.A., as trustee (incorporated by reference from Form 10-K filed March 16, 2006).

(d)	(iii) Form of Indenture between Mercer and Wells Fargo Bank, N.A., as trustee (incorporated by reference from Form T-3 filed July 13, 2009).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO.

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